Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement on Amendment No. 1 to Form S-1 of our report dated August 8, 2025, except for the effects of the change in share rights disclosed in Notes 1, 3, 4 and 7, as to which the date is October 16, 2025 (which includes an explanatory paragraph relating to the SC II Acquisition Corp’s ability to continue as a going concern), relating to the financial statements of SCII Acquisition Corp., as of July 7, 2025 and for the period from June 30, 2025 (inception) through July 7, 2025, which is contained in that Prospectus. We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ WithumSmith+Brown, PC

New York, New York

October 16, 2025